SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023 (Report No. 1)

Commission File Number: 0-27466

NICE LTD.

(Translation of Registrant’s Name into English)

13 Zarchin Street, P.O. Box 690, Ra’anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1	NICE Named an Exemplary Leader in Ventana Research 2023 Buyers Guide for Contact Centers, dated November 1, 2023.
99.2	NICE Actimize Named Overall Leader in 2023 Quadrant Knowledge Solutions Watchlist and Sanctions Monitoring Solutions Report, dated November 2, 2023.
99.3	Webb County District Attorney’s Office Innovates as First in Texas to Digitally Transform Criminal Justice with NICE Evidencentral, dated November 13, 2023.
99.4	Club Med Expands NICE CXone including Smart AI-Based Routing Across its Global Workforce to Improve Operational Efficiencies, dated November 14, 2023.
99.5	Limango Selects NICE CXone to Elevate their CX Operation to the Cloud, November 20, 2023.
99.6	NICE Actimize Positioned as Overall Leader in the 2023 Quadrant Knowledge Trade Surveillance and Monitoring Report, dated November 21, 2023.
99.7	Oodle Selects NICE Enlighten AI to Better Identify and Serve Vulnerable Customers, dated November 22, 2023.
99.8	NICE Actimize Recognized as Category Winner for Communications Monitoring Innovation in the Chartis 2024 RiskTech100® Rankings, dated November 27, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE LTD.

Name:	/s/ Tali Mirsky
Title:	Corporate VP, General Counsel and Corporate Secretary

Dated: December 6, 2023

EXHIBIT INDEX

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1	NICE Named an Exemplary Leader in Ventana Research 2023 Buyers Guide for Contact Centers, dated November 1, 2023.
99.2	NICE Actimize Named Overall Leader in 2023 Quadrant Knowledge Solutions Watchlist and Sanctions Monitoring Solutions Report, dated November 2, 2023.
99.3	Webb County District Attorney’s Office Innovates as First in Texas to Digitally Transform Criminal Justice with NICE Evidencentral, dated November 13, 2023.
99.4	Club Med Expands NICE CXone including Smart AI-Based Routing Across its Global Workforce to Improve Operational Efficiencies, dated November 14, 2023.
99.5	Limango Selects NICE CXone to Elevate their CX Operation to the Cloud, November 20, 2023.
99.6	NICE Actimize Positioned as Overall Leader in the 2023 Quadrant Knowledge Trade Surveillance and Monitoring Report, dated November 21, 2023.
99.7	Oodle Selects NICE Enlighten AI to Better Identify and Serve Vulnerable Customers, dated November 22, 2023.
99.8	NICE Actimize Recognized as Category Winner for Communications Monitoring Innovation in the Chartis 2024 RiskTech100® Rankings, dated November 27, 2023.